Form 425
Filed by Bronco Drilling Company, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Allis-Chalmers Energy, Inc.
Commission File No.: 001-02199
Bronco Drilling Company, Inc. Announces Second Quarter Results
OKLAHOMA CITY, August 4, 2008 (BUSINESS WIRE)—Bronco Drilling Company, Inc., (Nasdaq/GM:BRNC), announced today financial and operational results for the three months ended June 30, 2008.
Consolidated Results
Revenues for the second quarter of 2008 were $69.8 million compared to $62.3 million for the first quarter of 2008 and $74.7 million for the second quarter of 2007. Net income for the second quarter of 2008 was $4.3 million compared to $8.1 million for the previous quarter and $8.7 million for the second quarter of 2007. The Company generated EBITDA of $20.6 million for the second quarter of 2008 compared to $25.9 million for the previous quarter and $25.8 million for the second quarter of 2007. The Company’s fully diluted earnings per share for the quarter ended June 30, 2008 were $0.16.
Results for the second quarter of 2008 include non-recurring charges related to Bronco’s equity investment in Challenger Limited. Second quarter results were negatively impacted by a pre-tax loss of $1.5 million related to the sale and or contribution of rigs to Challenger and adjustments made to Challenger’s financial statements for the first quarter resulting in a $1.9 million reduction in Challenger’s pre-tax net income. These adjustments were made subsequent to Bronco filing its first quarter 10-Q and therefore recognized by Bronco in the second quarter. Without these non-recurring charges, fully diluted earnings per share for the quarter would be $0.21.
Land Drilling
Average operating land rigs for the first and second quarters of 2008 were 45 compared to 52 for the second quarter of 2007. Revenue days for the quarter increased to 3,355 from 2,848 for the previous quarter and decreased from 3,624 for the second quarter of 2007. Utilization for the second quarter of 2008 was 82% compared to 69% for the previous quarter and 76% for the second quarter of 2007. Average daily cash margins for our land drilling fleet for the quarter ended June 30, 2008 were $7,088 compared to $7,333 for the previous quarter and $7,941 for the second quarter of 2007.
Well Servicing
Average operating workover rigs for the second quarter of 2008 were 53 compared to 48 for the previous quarter and 29 for the second quarter of 2007. Revenue hours for the quarter increased to 25,533 from 23,865 for the previous quarter and from 14,427 for the second quarter of 2007. Utilization for the second quarter of 2008 was 75% compared to 77% for the previous quarter and 78% for the second quarter of 2007. Average hourly cash margins for our well servicing fleet for the quarter ended June 30, 2008, were $127 compared to $137 for the previous quarter and $149 for the second quarter of 2007.
Challenger
Eight of the rigs contributed or sold to Challenger are in Libya with three of the rigs currently operating. Challenger is still in the process of securing a debt facility to meet short-term capital needs including those related to start-up of the Bronco rigs and to mitigate downtime that has plagued Challenger’s operations due to past underinvestment in adequate rig supplies and spare equipment. Bronco considers the debt facility a pivotal component in determining the long-term success of Challenger and expects Challenger will continue to have unpredictable financial results in the near-term.
Recent Events and Outlook
Bronco increased its number of term contracts during the second quarter and now has approximately 57% of its estimated revenue days for the last two quarters of 2008 and 32% of its estimated revenue days for 2009 covered via term contracts. Total contracted revenue days do not include days attributable to our multi-well contracts, as we do not attempt to quantify the duration of those contracts. Inclusion of such contracts would increase the percentages stated above.
During the second quarter, Bronco bid and won a tender in Mexico with Pemex. This tender will require three rigs operating in the Chicontepec basin near Poza Rica, Mexico. Two of the rigs have begun to mobilize to Mexico with the third to follow in the coming weeks. We anticipate all three will be operating in Mexico by the end of August. The duration of the contract with Pemex for these rigs is through the end of 2009.
Bronco currently has six rigs contractually committed to the Bakken Shale. All of these rigs will require winterization and other modifications. Two of the rigs will require major modifications and refurbishment which will include a conversion from mechanical to electric power. We expect these rigs to be deployed to the Bakken during the third and fourth quarters of 2008.
About Bronco Drilling
Bronco Drilling Company, Inc., a publicly held company headquartered in Edmond, Oklahoma, is a provider of contract land drilling services and workover services to oil and natural gas exploration and production companies. Bronco’s common stock is quoted on The Nasdaq Global Market under the symbol “BRNC.” For more information about Bronco Drilling Company, Inc., visit http://www.broncodrill.com.

Bronco Drilling Company, Inc. and Subsidiaries
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except share par value)

	June 30,	December 31,
	2008	2007
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$9,914	$5,721
Receivables
Trade and other, net of allowance for doubtful accounts of $1,215 and $1,834 in 2008 and 2007, respectively	56,601	61,499
Contract drilling in progress	1,402	2,128
Income tax receivable	1,626	1,191
Current deferred income taxes	618	775
Current maturities of note receivable	—	—
Prepaid expenses	1,363	705

Total current assets	71,524	72,019

PROPERTY AND EQUIPMENT — AT COST
Drilling rigs and related equipment	469,417	510,962
Transportation, office and other equipment	41,734	41,942

	511,151	552,904
Less accumulated depreciation	100,939	86,274

	410,212	466,630

OTHER ASSETS
Goodwill	23,909	23,908
Note receivable, less current maturities	9,945	—
Equity investment	1,900	—
Investments	76,876	—
Restricted cash and deposit	2,815	2,745
Intangibles, net, and other	2,608	3,303

	118,053	29,956

	$599,789	$568,605

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$15,079	$16,715
Accrued liabilities	21,147	19,280
Current maturities of long-term debt	71,358	1,256

Total current liabilities	107,584	37,251

LONG-TERM DEBT, less current maturities	5,587	66,862

DEFERRED INCOME TAXES	75,114	68,063

COMMITMENTS AND CONTINGENCIES (Note 6)

STOCKHOLDERS’ EQUITY
Common stock, $.01 par value, 100,000 shares authorized; 26,270 and 26,031 shares issued and outstanding at June 30, 2008 and December 31, 2007	264	262

Additional paid-in capital	300,781	298,195

Retained earnings	110,459	97,972

Total stockholders’ equity	411,504	396,429

	$599,789	$568,605

Bronco Drilling Company, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands, except per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
	(Unaudited)		(Unaudited)
REVENUES
Contract drilling revenues, including 2%, 0%, 1%, and 2% to related parties	$60,494	$69,291	$114,567	$143,870
Well service	9,320	5,429	17,543	9,831
Gain (loss) on Challenger transactions	(1,507)	—	3,200	—

	68,307	74,720	135,310	153,701

EXPENSES
Contract drilling	36,715	40,514	69,909	81,313
Well service	6,079	3,280	11,022	5,922
Depreciation and amortization	12,457	10,894	24,382	22,099
General and administrative	5,414	5,399	11,153	10,091

	60,665	60,087	116,466	119,425

Income from operations	7,642	14,633	18,844	34,276

OTHER INCOME (EXPENSE)
Interest expense	(1,161)	(795)	(2,387)	(2,062)
Interest income	274	203	1,009	250
Equity in income of investment	(69)	—	1,776	—
Other	308	101	453	166

	(648)	(491)	851	(1,646)

Income before income taxes	6,994	14,142	19,695	32,630
Income tax expense	2,655	5,428	7,208	12,529

NET INCOME	$4,339	$8,714	$12,487	$20,101

Income per common share-Basic	$0.17	$0.33	$0.48	$0.77

Income per common share-Diluted	$0.16	$0.33	$0.47	$0.77

Weighted average number of shares outstanding-Basic	26,270	26,019	26,267	25,963

Weighted average number of shares outstanding-Diluted	26,388	26,116	26,340	26,028

Non-GAAP Financial Measures
This press release includes a presentation of average daily cash margin for our land drilling fleet, average hourly cash margin for our well servicing fleet and EBITDA which are not financial measures recognized under generally accepted accounting principles, or GAAP. Average daily cash margin is a non-GAAP financial measure equal to net income, the most directly comparable GAAP financial measure, minus well service revenue, plus well service expense, income tax expense, other expense, general and administrative expense and depreciation and amortization, and divided by revenue days for the period. Average hourly cash margin is a non-GAAP financial measure equal to net income, the most directly comparable GAAP financial measure, minus contract drilling revenue, plus contract drilling expense, income tax expense, other expense, general and administrative expense and depreciation and amortization, and divided by operating hours for the period. EBITDA is a non-GAAP financial measure equal to net income, the most directly comparable GAAP financial measure, plus interest expense, income tax expense and depreciation and amortization. We have presented average daily cash margin, average hourly cash margin and EBITDA because we use these metrics as an integral part of our internal reporting to measure our performance and to evaluate the performance of our senior management. We consider these metrics to be important indicators of the operational strength of our business. A limitation of these metrics, however, is that they do not reflect the periodic costs of certain capitalized tangible and intangible assets used in generating revenues in our business. Management evaluates the costs of such tangible and intangible assets and the impact of related impairments through other financial measures, such as capital expenditures, investment spending and return on capital. Therefore, we believe that average daily cash margin, average hourly cash margin and EBITDA provide useful information to our investors regarding our performance and overall results of operations. Neither average daily cash margin, average hourly cash margin nor EBITDA is intended to be a performance measure that should be regarded as an alternative to, or more meaningful than, either net income as an indicator of operating performance or to cash flows from operating activities as a measure of liquidity. In addition, none of these metrics is intended to represent funds available for dividends, reinvestment or other discretionary uses, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. These non-GAAP financial measures may not be comparable to similarly titled measures presented by other companies, and may not be identical to corresponding measures used in our various agreements.
The following presents a reconciliation of average daily cash margin and EBITDA to net income, the most directly comparable GAAP financial measure (in thousands, except revenue days and average daily cash margin):

	Three Months Ended		Three Months Ended
	June 30,		March 31,
	2008	2007	2008
	(Unaudited)		(Unaudited)
Reconciliation of average daily cash margin to net income:
Net income	$4,339	$8,714	$8,148
Well service revenue	(9,320)	(5,429)	(8,223)
Well service expense	6,079	3,280	4,943
Income tax expense	2,655	5,428	4,552
Other expense	2,155	491	(6,201)
General and administrative	5,414	5,399	5,739
Depreciation and amortization	12,457	10,894	11,925

Drilling margin	23,779	28,777	20,883

Revenue days	3,355	3,624	2,848

Average daily cash margin	$7,088	$7,941	$7,333

	Three Months Ended		Three Months Ended
	June 30,		March 31,
	2008	2007	2008
	(Unaudited)		(Unaudited)
Reconciliation of average hourly cash margin to net income:
Net income	$4,356	$8,714	$8,147
Contract drilling revenue	(60,494)	(69,291)	(54,073)
Contract drilling expense	36,715	40,514	33,190
Income tax expense	2,791	5,428	4,553
Other expense	2,001	491	(6,201)
General and administrative	5,414	5,399	5,739
Depreciation and amortization	12,457	10,894	11,925

Well service margin	3,240	2,150	3,282

Operating hours	25,533	14,427	23,865

Average hourly cash margin	$127	$149	$137

	Three Months Ended		Three Months Ended
	June 30,		March 31,
	2008	2007	2007
	(Unaudited)		(Unaudited)
Calculation of EBITDA:
Net income	$4,339	$8,714	$8,148
Interest expense	1,161	795	1,226
Income tax expense	2,655	5,428	4,552
Depreciation and amortization	12,457	10,894	11,925

EBITDA	$20,612	$25,831	$25,851

Cautionary Note Regarding Forward-Looking Statements
The information in this press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These forward-looking statements include, but are not limited to, comments pertaining to anticipated domestic and international operations.  Such statements are subject to risks, uncertainties and assumptions, including, but not limited to, commodity price fluctuations, barriers to entry in international markets, operating hazards and other factors described in Bronco’s Annual Report on Form 10-K filed with the SEC on March 8, 2007, as amended, and other filings with the SEC, which are available free of charge on the SEC’s website at www.sec.gov.  Bronco cautions you that forward-looking statements are not guarantees of future performance and that actual results or developments may differ materially from those projected or implied in these statements.
Important Information
On January 23, 2008, Bronco entered into a merger agreement with Allis-Chalmers Energy Inc. (“Allis-Chalmers”), as amended as of June 1, 2008, providing for the acquisition of Bronco by Allis-Chalmers. In connection with the proposed merger, Allis-Chalmers and Bronco have filed a joint proxy statement/prospectus and both companies have filed and will file other relevant documents concerning the proposed merger transaction with the SEC. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING THE MERGER. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus and the other documents free of charge at the website maintained by the SEC at www.sec.gov.
The documents filed with the SEC by Allis-Chalmers may be obtained free of charge from Allis-Chalmers’ website at www.alchenergy.com or by calling Allis-Chalmers’ Investor Relations department at (713) 369-0550. The documents filed with the SEC by Bronco may be obtained free of charge from Bronco’s website at www.broncodrill.com or by calling Bronco’s Investor Relations department at (405) 242-4444. Investors and security holders are urged to read the joint proxy statement/prospectus, as it may be amended or supplemented from time to time, and the other relevant materials before making any voting or investment decision with respect to the proposed merger.
Allis-Chalmers, Bronco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective stockholders of Allis-Chalmers and Bronco in connection with the merger. Information regarding such persons and a description of their interests in the merger are contained in the joint proxy statement/prospectus filed with the SEC, as it may be amended or supplemented from time to time. Information about the directors and executive officers of Allis-Chalmers and their ownership of Allis-Chalmers common stock is set forth in its amended annual report on Form 10-K/A filed with the SEC on April 29, 2008, as further amended, and in subsequent statements of changes in beneficial ownership on file with the SEC. Information about the directors and executive officers of Bronco and their ownership of Bronco common stock is set forth in its amended annual report on Form 10-K/A filed with the SEC on April 29, 2008 and in subsequent statements of changes in beneficial ownership on file with the SEC. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus for the merger, as it may be amended or supplemented from time to time.
THIS PRESS RELEASE IS NOT AN OFFER TO SELL THE SECURITIES OF ALLIS-CHALMERS AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES.

Contact:	Bob Jarvis
Investor Relations
Bronco Drilling Company
(405) 242-4444 EXT: 102
bjarvis@broncodrill.com